

September 13, 2023

Na Mei
Chief Financial Officer
Yiren Digital Ltd.
28/F China Merchants Bureau Building, 118 Jianguo Road
Chaoyang District, Beijing 100022
The People's Republic of China

> **Re: Yiren Digital Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 28, 2023**
> **File No. 001-37657**

Dear Na Mei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed April 28, 2023

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities, page 3

1. In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Please include your proposed disclosure in your response letter.

Risk Factors

Our business is subject to complex and evolving Chinese and international laws, page 35

2. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, in future filings, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please provide us your proposed draft disclosure in your response letter.

Holistic Wealth Business, page 75

3. We note your disclosure on page 76 that you launched a digitized brokerage platform, China Glory, in December 2020 and discontinued the business in February 2022. Please tell us, and revise future filings to disclose, whether you generated any material revenue or incurred any material expense from this business, and if so, where this activity is included in your financial statements.

Credit-tech Business , page 76

4. Please provide us with, and revise future filings to include, an enhanced description of the business that generates financing services revenue, the types of revenue streams (e.g., fees, interest income, etc.) included in financing services revenue, and how the financing services business differs from your loan facilitation services business, which generates loan facilitation and post-origination services revenue.

Funding Sources, page 80

5. We note your disclosure that funding sources for loans facilitated include banks, trusts, microloan companies and consumer finance companies. Please tell us, and revise future filings to disclose, the amount or percentage of funding provided by each of these sources, for each period presented, accompanied by a discussion of any material changes, or trends, in funding sources.

Organizational Structure, page 110

6. In future filings, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their

investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Please include your proposed disclosure in your response letter.

Item 5. Operating and Financial Review and Prospects, page 115

7.   Please revise future filings disclosures in this section and throughout the filing to better describe the fundamental differences between loan facilitation services whereby you facilitate loans between borrowers and institutional investors compared to loan origination services whereby you make loans to borrowers directly with your own capital. Please discuss the facts and circumstances under which you would facilitate loans between borrowers and investors versus originate loans with your own capital, whether the loans are on or off-balance sheet, and the revenue streams associated with loans facilitated between borrowers and institutional investors versus loans originated or funded with the Company's own capital.

Loan Performance Data, page 120

8.   Please tell us whether the loan performance data relates to loans facilitated between borrowers and institutional investors only (i.e., off-balance sheet loans) or if it includes loans made directly to borrowers using your own capital (i.e., on-balance sheet loans). In future filings, please provide disaggregated loan performance data and commentary for loans facilitated between borrowers and institutional investors and loans made directly to borrowers with your own capital for all periods presented. For loans made directly to borrowers with your own capital, please revise to include, but don't necessarily limit your disclosure to, loans past due, non-performing loans, classified loans, charge-offs, recoveries, provision for loan loss, and allowance for credit losses, and provide a discussion of any information relevant to understanding the trends/changes in these items, and how the changes in credit quality impacted your allowance for credit losses. Please provide a draft of your proposed disclosure in your response. Refer to SAB Topic 11.K.

Financing service fees, page 122

9.   Please provide us with, and revise future filings to include, a breakdown of the different revenue components included in financing service fees accompanied by a more robust discussion explaining any material fluctuations or trends in each of the components.

10.   We note your disclosure on pages 76, 116 and 122 that you charge borrowers and institution partners when you use your own capital to make loans through licensed subsidiaries, including leasing and microloan companies. Please tell us, and revise future filings to better describe:

- the types of fees charged to the borrowers and how these amounts are recognized as revenue;
- the types of fees charged to institution partners and how these amounts are recognized as revenue;
- what role institution partners have in making loans using your own capital; and
- why these institution partners are charged a fee when you use your own capital to make the loans.

Insurance brokerage commissions, page 122

11.   We note your disclosure on page 122 that you earn insurance brokerage commissions determined as a percentage of premiums paid by the policy holder. Please tell us, and revise future filings to disclose, the following:
- Whether commissions are received on first year premiums and renewal premiums and if so, how those commissions are calculated;
- Range of commission rates as a percentage of first year premium and renewal premium by product type; and,
- To the extent you receive renewal commissions, disclose over what period you are entitled to receive those commissions.

Consumer Credit Segment, page 128

12.   Please provide us with, and revise future filings to include, a breakdown of other revenue (e.g., referral service fees, fund distribution fees, penalty fees for loan prepayment or late payment, one-time fees for transferring loans over your secondary loan market and other service fees) accompanied by a more robust discussion explaining material fluctuations or trends in each of these components.

Consolidated Balance Sheets, page F-6

13.   In future filings, please revise your combined consolidated balance sheets to delineate between current and noncurrent assets, as well as current and noncurrent liabilities or tell us why this presentation is not applicable. Refer to Rule 5-02 of Regulation S-X and ASC 210-10 for guidance.

Disposal Transactions, page F-12

14.   We note the disclosure on page 1 that CreditEase is your parent and controlling shareholder. We also note your disclosure on page F-40 that Hengcheng Technology Development (Beijing) Co., Ltd. ("Hengcheng") was one of your consolidated variable interest entities. Please tell us how you determined that the transfer of Hengcheng Technology Development (Beijing) Co., Ltd. to CreditEase was not a transaction with an entity under common control resulting in the difference between the proceeds received and the book value of the disposal group being recognized as a capital transaction with no gain or loss recorded.

Revenue from loan facilitation and post-origination services, page F-20

15.   We note your disclosure on page 122 that you charge borrowers for transaction fees for the work performed through your platform in connecting borrowers with investors for facilitating loan transactions, which are recognized as loan facilitation service and post-origination service revenue. You also disclose that after disposing of the online consumer lending platform targeting individual investors, you now charge institutional funding partners for technology-enabled borrower acquisition and facilitation services provided to them, which are recognized as revenues of loan facilitation service and post-origination services. Please tell us, and revise future filings to clarify, who pays these transaction fees accompanied by an enhanced discussion of your revenue recognition policy adequately addressing all streams of payment whether from the borrower, institutional funding partner, or both.

Other revenue of consumer credit business, page F-22

16.   Please tell us, and revise future filings to disclose, how you recognize revenue for penalty fees for loan prepayment and late payment, and fees paid for early repayment.

Revenue from electronic commerce services, page F-23

17.   For each period presented, please tell us, and revise future filings to disclose, the amount of revenue recorded on a gross amount of product sales when the Group is a principal and the amount of revenue recorded on the net amount earned as commissions when the Group is an agent. In addition, please tell us, and revise future filings to disclose, your accounting policy for the assets (i.e., inventory) when the Group is considered a principal that controls the goods or services before they are transferred to the customers and to disclose where these assets are categorized on your balance sheet prior to sale.

Revenue from insurance brokerage services, page F-23

18.   We note your disclosure on page F-23 that insurance companies pay you a commission annually based on the underlying cash flows of the insurance policy. To the extent you are entitled to renewal commissions please tell us, and revise future filings to include, the following:
   • A discussion of the products that generate renewal income;
   • A discussion of how long you are entitled to receive renewal commissions by product type;
   • Quantification of the amount of renewal income recognized, by product type, during the periods presented; and
   • An explanation of how you are compensated for renewals and your accounting policy related to their recognition addressing the steps in ASC 606-10-05-4.

Financing Receivables, page F-27

19.   Please provide us with, and revise future filings to include, all of the applicable disclosure

required by ASC 326-20-50 for loans that you originate (i.e., loan origination services whereby you make loans to borrowers directly with your own capital), including but not limited to the following:

- Disclosure that enables the user of the financial statements to understand the credit risk inherent in your loan portfolio and how management monitors the credit quality of the portfolio;
- The amount of accrued interest receivable and where it is presented;
- Your policy for measuring an allowance for credit losses for accrued interest receivables;
- Your policy for writing-off accrued interest receivable;
- Quantitative and qualitative information by class of financing receivable and major security type about the credit quality of financial assets including:
    - A description of the credit quality indicator(s),
    - The amortized cost basis, by credit quality indicator, and
    - For each credit quality indicator, the date or range of dates in which the information was last updated for that credit quality indicator.
- When disclosing credit quality indicators of financing receivables and net investment in leases, present the amortized cost basis within each credit quality indicator by year of origination (that is, vintage year);
- A description of how expected loss estimates are developed;
- A description of the entity's accounting policies and methodology to estimate the allowance for credit losses, as well as a discussion of the factors that influenced your current estimate of expected credit losses, including past events, current conditions, and reasonable and supportable forecasts about the future;
- A discussion of risk characteristics relevant to each portfolio segment;
- A discussion of the changes in the factors that influenced management's current estimate of expected credit losses and the reasons for those changes (for example, changes in portfolio composition, underwriting practices, and significant events or conditions that affect the current estimate but were not contemplated or relevant during a previous period);
- A discussion of the reversion method applied for periods beyond the reasonable and supportable forecast period;
- Nonaccrual policies, including the policies for discontinuing accrual of interest, recording payments received on nonaccrual assets (including the cost recovery method, cash basis method, or some combination of those methods), and resuming accrual of interest, if applicable;
- The policy for determining past-due or delinquency status;
- The policy for recognizing write-offs within the allowance for credit losses.

20.   Please tell us, and revise future filings to disclose, if any of your financing receivables are restricted solely to satisfy a specific obligation and a description of the nature of restrictions placed on those assets. Please refer to ASC 860-30-50-1A(b)(2).

9. Secured Borrowings, page F-42

21. We note your disclosure on page F-42 that Yichuang Financial Leasing transferred its creditor's right of certain financial receivables totaling RMB 550.0 million to external creditors in 2021. We also note from your accounting policy disclosure on page F-32 that the related financing receivables remain on the Company's consolidated balance sheets. Please tell us, and revise future filings to disclose, the following:
    • A description of the terms and collateral pertaining to any secured borrowings that are not related to the transfer of creditor's rights in 2021 described on page F-42 and the associated secured borrowing balance at December 31, 2022;
    • The interest rates and interest expense related to secured borrowings; and,
    • Whether the external creditors have the right to sell or repledge the financing receivables. If so, please revise future filings to disclose this fact and to report these financing receivables separately from other assets not so encumbered. Please refer to ASC 860-30-45-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance